UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:

Cimetrix Incorporated
(Exact name of registrant as specified in its charter)

6979 South High Tech Drive
Salt Lake City, Utah 84047-3757
(801) 256-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.0001 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 113 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 Cimetrix Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 27, 2015

By:                   /s/ Robert H. Reback
Name:                    Robert H. Reback
Title:                    Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

Persons  who  respond  to  the  collection  of  information  contained in  this  form  are  not  required  to  respond  unless  the  form  displays
SEC2069(02-08)                                         a  currently  valid  OMB  control  number.